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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2009 - Amendment

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575-510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Kiska Metals Corporation
(formerly Geoinformatics Exploration Inc.)

AMENDED AND RESTATED

Unaudited Interim Consolidated Financial Statements

For the quarter ended September 30, 2009

(expressed in Canadian dollars)

These interim financial statements have not been reviewed by the Company’s auditor.

The interim consolidated financial statements of the Company including the accompanying consolidated balance sheets as at September 30, 2009 and December 31, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ deficit and other comprehensive income, and cash flows for the three and nine month periods ended September 30, 2009 and 2008 are the responsibility of the Company’s management. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgements and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements.

Refer to note 1 regarding basis of presentation.

Kiska Metals Corporation

Consolidated Balance Sheets

(expressed in Canadian dollars)

	Note	September 30, 2009 (Restated - Note 1& 2)	December 31, 2008 (Note 1)
Assets
Current assets
Cash and cash equivalents		$ 3,937,621	$ 762,560
Restricted cash	4	187,485	82,228
Amounts receivable		237,542	258,337
Marketable securities	5	268,311	120,532
Prepaid expenses and deposits		440,440	69,545
Total current assets		5,071,399	1,293,202

Mineral property interests		-	-
Equity investment	6	392,926	765,747
Property, plant & equipment, net	7	632,541	580,811
Other		4,810	5,583
Goodwill		-	-

Total Assets		$ 6,101,676	$ 2,645,343

Liabilities and Shareholders’ Equity

Accounts payable and accrued liabilities		$ 850,105	$ 416,071
Accounts payable – related party	8(b)	11,340	225,000
Note payable – related party	8(a)	-	-
Current liabilities		861,445	641,071

Reclamation obligations	9	308,741	-
Total liabilities		1,170,186	641,071

Shareholders’ Equity
Share capital	10(a)	65,572,703	50,048,042
Stock options	10(b)	1,354,491	706,483
Contributed surplus	10(c)	4,003,480	2,583,712
Accumulated other comprehensive income (loss)	3	(8,512)	(404,246)
Accumulated deficit		(65,990,672)	(50,929,779)
Total shareholders’ equity		4,931,490	2,004,272

Total Liabilities and Shareholders’ Equity		$ 6,101,676	$ 2,645,343

APPROVED BY THE BOARD
“David A. Caulfield”	Director
“Jason S. Weber”	Director

Basis of Presentation (Note 1)

See the accompanying notes to the interim financial statements.

Kiska Metals Corporation

Consolidated Statements of Operations and Comprehensive Loss

(expressed in Canadian dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2009 (Restated - Note 1& 2))	2008 (Note 1)	2009 (Restated - Note 1& 2)	2008 (Note 1)
Revenues		$ 68,140	$ 20,189	$ 68,140	$ 355,520

Expenses
Acquisition expenditures		199,631	-	332,696	110,000
Exploration expenditures		3,168,228	3,264,321	3,422,269	5,914,404
Exploration tax credits		(5,357)	-	(8,007)	-
Impairment loss on mineral properties	2	7,817,788	-	7,817,788	-
Salaries and employee benefits		211,429	334,546	491,831	1,236,099
Consulting and outsourced services		678,327	157,323	1,026,959	367,134
Marketing services		90,538	-	97,839	-
General and administrative		234,695	150,832	413,492	870,705
Depreciation and amortization		26,143	34,270	88,101	135,383
Stock-based compensation	10(b)	-	32,521	278,330	124,513
		12,421,422	3,973,813	13,961,298	8,758,238
Operating loss before the following		(12,353,282)	(3,953,624)	(13,893,158)	(8,402,718)
Financing expense	8(a)	(21,049)	(1,046,165)	(137,490)	(2,897,446)
Interest income		10,273	7,536	10,273	26,375
Equity gain (loss) in investment	6	175,534	(344,104)	(783,219)	(573,489)
Loss on sale of investment		-	-	(240,285)	-
Foreign exchange gain/(loss)		(43,196)	(582,641)	(61,800)	(443,041)
Loss before income taxes		(12,231,720)	(5,918,998)	(15,105,679)	(12,290,319)

Recovery of (provision for) income tax		5,597	(30,262)	44,726	1,107,778
Net loss		$ (12,226,123)	$ (5,949,260)	$ (15,060,953)	$ (11,182,541)

Unrealized foreign exchange (loss)/gain on available-for-sale investment		-	(15,942)	-	(26,790)
Realized loss on sale of investment		-	-	240,285	-
Net change in unrealized gains/(losses) on available-for-sale investments		38,601	(163,438)	58,601	(365,117)
Tax effect of changes in other comprehensive income		(5,597)	10,203	(44,726)	35,640
Comprehensive loss		$ (12,193,119)	$ (6,118,437)	$ (14,806,793)	$ (11,538,808)

Basic and diluted loss per share		$ (0.31)	$ (1.29)	$ (0.50)	$ (2.43)
Basic and diluted weighted average number of shares outstanding during the period		39,979,844	4,617,368	30,204,142	4,606,947

Basis of Presentation (Note 1)

See the accompanying notes to the interim financial statements.

Kiska Metals Corporation

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2009 (Restated - Note 1& 2)	2008 (Note 1)	2009 (Restated - Note 1& 2)	2008 (Note 1)
OPERATING ACTIVITIES
Net loss	$ (12,226,123)	$ (5,949,260)	$ (15,060,953)	$ (11,182,541)
Add (deduct) items not involving cash:
Mineral property acquisition cost	156,500	-	156,500	-
Impairment loss on mineral properties	7,817,788	-	7,817,788	-
Financing expense	21,049	1,046,165	137,490	2,897,446
Depreciation and amortization	26,143	34,270	88,101	135,383
Stock-based compensation expense	-	32,521	278,330	124,513
Reclamation obligation expense	308,741	-	308,741	-
Loss on sale of investment	-	-	240,285	-
Future income taxes	(5,597)	30,262	(44,726)	(1,107,778)
Equity loss in investment	(175,534)	344,101	783,219	573,489
	(4,077,033)	(4,461,941)	(5,295,225)	(8,559,488)
Net change in non-cash working capital balances related to operations:
Accounts and other receivables	(177,627)	41,362	(167,806)	435,684
Prepaid expenses	(11,446)	(53,779)	(143,627)	398,949
Accounts payable and accrued liabilities	235,365	1,222,665	201,409	930,662
Cash used in operating activities	(4,030,741)	(3,251,693)	(5,405,249)	(6,794,193)
INVESTING ACTIVITIES
(Purchase)/sale of term deposits and restricted cash, net	(9,000)	1,055,429	4,665	1,831,505
Purchase of investment	-	-	(410,398)	-
Purchase of property, plant and equipment	(51,705)	(448,926)	(72,470)	(497,424)
Cash (used in) provided by investing activities	(60,705)	606,503	(478,203)	1,334,081
FINANCING ACTIVITIES
Proceeds from sale of investments	-	-	90,099	-
Proceeds from sale of assets	950	700	2,885	7,605
Proceeds from issuance of shares	4,955,000	-	4,955,000	102,675
Payment of share issuance costs	(426,850)	(15,362)	(426,850)	(17,862)
Proceeds from bridge loan/note payable	-	2,660,500	1,795,822	2,660,500
Proceeds from acquisition	4,463,269	-	4,463,269	-
Repayment of note payable	(1,821,712)	-	(1,821,712)	-
Net repayment of capital lease obligations	-	(648)	-	(18,228)
Cash provided (used in) financing activities	7,170,657	2,645,190	9,058,513	2,734,690
Net increase/(decrease) in cash and cash equivalents during the period	3,079,211	-	3,175,061	(2,725,422)
Cash and cash equivalents, beginning of the period	858,410	-	762,560	2,725,422
Cash and cash equivalents, end of the period	$ 3,937,621	$ -	$ 3,937,621	$ -

Basis of Presentation (Note 1)

See the accompanying notes to the interim financial statements

Kiska Metals Corporation

Consolidated Statement of Shareholders’ Equity

For the nine months ended September 30	2009 (Restated – Note 2)	2008
Share capital
Balance, beginning of year	$ 50,048,042	$ 20,342,562
Issued in satisfaction of commitment fee and interest	-	497,008
Issued for corporate acquisition	12,412,717	-
Issued for cash in private placement	4,950,000	-
Valuation attributable to warrants issued in placement	(1,267,650)	-
Issued upon exercise of stock options	5,000	102,675
Valuation attributable to stock options exercised	3,562	147,333
Share issue costs	(578,968)	(1,185,749)
Balance September 30	65,572,703	19,903,829
Equity component of convertible facility
Balance, beginning of year	-	4,523,973
Additions	-	-
Balance September 30	-	4,523,973
Stock options
Balance, beginning of year	706,483	1,420,024
Options issued for corporate acquisition	373,458	-
Share-based compensation	278,330	124,513
Transfer to common shares on exercise of options	(3,562)	(147,333)
Expired or forfeited stock options	-	(424,704)
Balance September 30	1,354,709	972,500
Contributed surplus
Balance, beginning of year	2,583,712	1,859,878
Valuation attributable to purchase warrants issued in placement	1,267,650	-
Valuation attributable to brokers’ warrants issued in placement	152,118	-
Ascribed value of expired/forfeited stock options	(218)	424,704
Balance September 30	4,003,262	2,284,582
Accumulated Deficit
Balance, beginning of year	(50,929,719)	(37,313,241)
Net loss for the period	(15,060,953)	(11,129,101)
Balance September 30	(65,990,672)	(48,442,342)
Accumulated other comprehensive income
Balance, beginning of year	(404,246)	240,140
Unrealized foreign exchange (loss)/gain on available-for-sale investment	-	(26,790)
Realized loss on disposal of available-for-sale investments	249,853	-
Change in unrealized gains/(losses) on available-for-sale investments	190,607	(365,117)
Tax effect of changes in other comprehensive income	(44,726)	35,640
Balance September 30	(8,512)	(116,127)
Total shareholders’ equity (deficiency)	$ 4,931,490	$ (20,873,585)

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”)) and its wholly-owned subsidiaries (collectively the “Company” or “Kiska”) is a global resources company which has developed a unique and innovative approach to mineral exploration. Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia, On August 5, 2009, the Company completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”), and changed its name to Kiska Metals Corporation. The Company expects there will be synergies in exploration in those areas where both Geoinformatics and Rimfire were active, and a reduction of overhead costs by combining the companies. As a result of the acquisition, the consolidated interim financial statements of loss, comprehensive loss and cash flows for the three and nine months ended September 30, 2009 includes the results of operations and cash flows of Geoinformatics until August 5 and the combined entity from August 6 to September 30, 2009. The comparative consolidated interim statements of loss, comprehensive loss and cash flows for the three and nine months ended September 30, 2008 include only the results of operations and cash flows of Geoinformatics in accordance with generally accepted accounting principles for business combinations.

The Company acquired 100% of Rimfire by issuing 22,365,258 common shares and issuing 1,905,300 options to purchase common shares, for an aggregate fair value of $12,786,175. The fair value of the common shares, amounting to $12,412,717, was based on the bid price of the common shares on the date of acquisition, and the fair value of the options issued, amounting to $373,458, was determined using the Black-Schools option pricing model using the following weighted average assumptions: volatility of 89%, risk free interest rate of 1.8%, an expected life of 2.7 years, and a dividend yield of 0%.

The Company accounted for this transaction using the acquisition method. The fair value of the net assets acquired was:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests (Restated – Note 2)	7,974,288
Future income tax assets	-
Goodwill	-
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

The fair value of the amounts receivable are equivalent to the gross contractual amounts receivable. Transaction costs of $633,875 were expensed and included in consulting and outsourced services ($592,743), general and administrative ($39,864) and marketing services ($1,268) in the Consolidated Statement of Operations for the nine months ended September 30, 2009. Acquisition costs of $18,000 were included in the current period’s share issue costs.

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION (continued)

Total revenues of $5,387 and the net loss of $453,410 of Rimfire have been included in the consolidated statement of operations and comprehensive loss since the date of acquisition. Had the acquisition of Rimfire occurred at the beginning of the year, the revenue of the combined entity would have been $68,140 (2008 - $416,520) with a net loss of $16,652,271 (2008 - $12,658,350).

The Company is in its development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11 - Enterprises in the Development Stage and it is in the process of exploring its mineral properties and as such, has not yet determined whether these properties contain reserves that are economically recoverable. Due to the nature of exploration and the Company’s business strategy, the Company expenses all exploration expenditures when incurred until such time as the Company does establish that the property contains such reserves, at which time ongoing exploration and development expenditures will be capitalized. The acquisition of Rimfire resulted in an allocation of $7,974,288 to the fair value of the acquisition costs of the mineral property interests. Subsequent to the acquisition, a re-evaluation of the fair value of the mineral property interests was conducted, and an impairment loss of $7,817,788 was recognized as at September 30, 2009 to reduce the carrying value of the properties acquired to their estimated fair values. (Note 2)

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, these interim consolidated financial statements of the Company do not include all information and note disclosure as required for annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s 2008 audited consolidated financial statements and the corresponding notes thereto. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 13 to the consolidated financial statements. The comparative amounts have been reclassified where necessary to conform to the presentation used in the current period.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. The results of operations for the three and nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the full year.

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION (continued)

The Company’s subsidiaries and their respective jurisdictions consist of the following:

	Year of incorporation/ acquisition	% Ownership	Jurisdiction
Geoinformatics Exploration Australia Pty Ltd	2002	100%	Australia
Rimfire Australia Pty Ltd.	2009	100%	Australia
2012860 Ontario Limited	2002	100%	Canada
Geoinformatics Exploration Canada Limited	2005	100%	Canada
Rimfire Minerals Corporation	2009	100%	Canada
Geoinformatics Explorations Ireland Limited	2002	100%	Ireland
Minera Geoinformatica S.A de C.V.	2004	100%	Mexico
Geoinformatics Alaska Exploration, Inc.	2003	100%	USA
GXL USA, Inc.	2007	100%	USA
Rimfire Alaska, Ltd.	2009	100%	USA
Rimfire Nevada Ltd.	2009	100%	USA

These consolidated financial statements have been prepared on the basis that Kiska is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. Kiska's ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of properties in its exploration portfolio and to be able to derive material proceeds from the sale or divesture of those properties and other assets such as royalty rights and equity interests. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.

2. RESTATEMENT

Background

The Company acquired all the outstanding shares of Rimfire Minerals Corporation (“Rimfire”) on August 5, 2009, for the purpose of obtaining:

?

sufficient cash to continue and materially advance the exploration of the Whistler Project in Alaska owned by the Company.

?

an enhanced precious metals portfolio of properties located in stable, mining-friendly jurisdictions; Alaska, Nevada, British Columbia, Yukon, and Australia.

?

a strong post-acquisition board of directors who have expertise in capital markets and project advancement, and an enhanced management team which is skilled in leveraging the potential of exploration properties through strong project management and strategic partnerships.

At the time of the acquisition, the Company accounted for this transaction as the purchase of assets, allocating the fair value of the consideration (trading shares of the Company) to the assets acquired. When preparing the information circular relating to the acquisition of Rimfire, the Company described the allocation of the estimated fair value of the consideration to the acquired assets of Rimfire as:

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

2. RESTATEMENT (continued)

Net assets acquired:
Cash and cash equivalents	$ 5,345,582
Restricted cash	108,406
Accounts receivable	128,691
Marketable securities	139,968
Prepaid expenses	44,937
Lease deposits	21,234
Property and equipment	22,600
Mineral properties	7,146,311
Accounts payable and accrued liabilities	(518,831)
Mineral property reclamation obligations	(47,552)
Consideration paid	$ 12,391,346

This allocation was subsequently revised to include the updated information available to the Company at the conclusion of the acquisition. The revised figures were also disclosed in the interim financial statements for the nine months ended September 30, 2009. Following the completion of the acquisition, the changes planned in the composition of the board of directors and the transfer of the management of the Company to the former management of Rimfire were completed.

The new board and management team conducted a detailed review of the Company’s properties and operations, and concluded that, considering the market conditions for obtaining additional funding at the time of the detailed review and the short and long-term potential of its portfolio of mineral properties, it was prudent to devote the majority of the Company’s existing resources to the development of the Whistler Project.

Based on this evaluation, the new management revised the fair value of the mineral properties acquired, based on expected minimal future expenditures on these properties, to $156,500. The new management consequently reallocated the balance of the acquisition fair value, of $7,817,788 previously allocated to the mineral properties, to “Goodwill”, representing the estimated fair value of “a strong post-acquisition board of directors who have expertise in capital markets and project advancement and an enhanced management team which is skilled in leveraging the potential of exploration properties through strong project management and strategic partnerships”.

These revised estimated fair values were used in the preparation of the Company’s amended consolidated financial statements for the nine months ended September 30, 2009 ((as amended and filed May 25, 2010) and the year ended December 31, 2009 (filed on April 26, 2010), and the assets acquired were reported therein as:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests	156,500
Future income tax assets	-
Goodwill	7,817,788
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

2. RESTATEMENT (continued)

Restatement

Based on further analysis and review subsequent to April 26, 2010, the Company has concluded that that the characterization of $7,817,788 as goodwill was inappropriate under Canadian GAAP. The Company has determined that the appropriate method of accounting for the events which occurred after the completion of the acquisition transaction, including the change in the board and management, and the detailed review of the Company’s properties and operations, is on a prospective basis.

These consolidated financial statements have therefore been restated to present the $7,817,788, which was previously presented as “Goodwill”, as a cost of the acquired mineral property interests of Rimfire consistent with the allocation previously disclosed in the Company’s information circular prepared in connection with the acquisition. In addition, a subsequent impairment loss of $7,817,788 was recognized on re-evaluation of the fair value of the mineral property interests acquired and was charged to operations. In accordance with the Company’s accounting policy for mineral properties, the other acquisition costs were then expensed in the period in which they were incurred. The previously reported amounts in the consolidated financial statements for the nine months ended September 30, 2009 have therefore been changed to:

	Previously Reported	Changes	Restated
Consolidated Statement of Operations and Comprehensive Loss
Impairment loss on mineral properties	$ -	7,817,788	$ 7,817,788
Net loss	(7,243,165)	(7,817,788)	(15,060,953)
Comprehensive loss	(6,989,005)	(7,817,788)	(14,806,793)
Basic and diluted net loss per share	(0.24)	(0.26)	(0.50)
Consolidated Balance Sheet
Goodwill	7,817,788	(7,817,788)	-
Accumulated deficit	(58,172,884)	(7,817,788)	(65,990,672)
Consolidated Statement of Cash Flows
Net loss	(7,243,165)	(7,817,788)	(15,060,953)
Impairment loss on mineral properties	-	7,817,788	7,817,788
Consolidated Statement of Shareholders’ Equity
Net loss	(7,243,165)	(7,817,788)	(15,060,953)
Accumulated deficit, end of period	(58,172,884)	(7,817,788)	(65,990,672)
Shareholders’ equity	12,749,278	(7,817,788)	4,931,490

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

3. RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

The Company adopted the method of accounting for unrecognized prior years tax loss carry forwards described in Emerging Issues Committee Abstract 172 (EIC-172), which was issued by the Canadian Institute of Chartered Accountants (“CICA”) in August 2008. EIC-172 requires the tax benefit from the recognition of previously unrecognized tax loss carry forwards, which arise from the recording of unrealized gains on available-for-sale financial assets in other comprehensive income, to be recognized in operations. The transition provisions for EIC-172 require the accounting policy be applied retrospectively, with restatement of prior periods. Accordingly, the Company has included future income tax recoveries (expense) on the statement of operations from previously unrecognized tax loss carry forwards associated with unrealized gains on available-for-sale financial assets. A summary of the changes to the financial statements for the three months ended September 30, 2008 is provided in the following tables:

For the period ended September 30, 2008	3 months	9 months

Consolidated Statement of Operations
Net loss
As originally presented	$ (5,923,883)	$ (11,129,101)
Future income tax recovery (expense) not previously recognized	(25,377)	(53,440)
Revised	$ (5,949,260)	$ (11,182,541)

These interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited financial statements and notes thereto for the year ended December 31, 2008, except for the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) that became effective for the Company on January 1, 2009. These new standards have been adopted on a prospective basis with no restatement to prior financial statements.

Section 3064 – Goodwill and Intangible Assets

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062 – “Goodwill and Intangible Assets”.  The new standard is applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets.  Section 3064 also provides guidance for the treatment of preproduction and start-up costs and may require that these costs be expensed as incurred. The adoption of Section 3064 had no impact on the Company’s unaudited interim consolidated financial statements as at September 30, 2009.

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

3. RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS (continued)

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, which replaces Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

EIC – 173

The Emerging Issues Committee (“EIC”) of the CICA released EIC 173 in January 2009 which requires companies to take into account counterparty credit risk and an entity’s own credit risk in estimating the fair value of all financial assets and liabilities, including derivatives. The EIC was issued in response to the diversity of practice in valuing financial instruments, especially derivatives.  The adoption of EIC 173 had no impact on the Company’s unaudited interim consolidated financial statements as at September 30, 2009.

Future Accounting Changes

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company is conducting a detailed assessment of the requirements of IFRS, with the intention of identifying differences, if any, in accounting policies, selecting the policies which are appropriate for the Company, identifying the appropriate disclosure in financial statements prepared under IFRS and developing an implementation plan to complete the transition to IFRS by January 1, 2011.

4. RESTRICTED CASH

Restricted cash of $187,485 (December - $82,228) represents project reclamation deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project, the deposit is released to the Company.

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

5. MARKETABLE SECURITIES

The following table summarizes the components of available-for-sale financial instruments reported as marketable securities at each balance sheet date:

	Number	Cost	September 30, 2009 Fair Value	December 31, 2008 Fair Value
African Consolidated Resources plc	2,500,000	$ 302,738	$ -	$ 80,532
Arcus Development Group Inc.	150,000	21,000	18,000	-
Capstone Mining Corporation	8,707	26,730	25,511	-
Island Arc Exploration Corporation	200,000	18,000	17,000	-
It's Your Nickel Exploration	200,000	-	-	-
Laurion Minerals Exploration Inc.	2,000,000	40,000	80,000	40,000
Plutonic Power Corporation	30,000	96,900	106,200	-
Silver Quest Resources Ltd.	80,000	7,080	21,600	-
Balance		$ 512,448	$ 268,311	$ 120,532

Note: African Consolidated Resources was sold during the first quarter of 2009 for gross proceeds of $90,099.

6. EQUITY INVESTMENT

As at September 30, 2009, the Company owned 28,506,883 ordinary shares of Clancy Exploration Limited (“Clancy”).  During the three months ended June 30, 2009, Clancy completed a rights offering whereby Clancy ordinary shares were offered at A$0.08 per share (The “Rights Offering”) raising approximately Aud$1,000,000. Pursuant to the Rights Offering the Company acquired an additional 5,701,377 ordinary shares for a total cash consideration of A$456,110 (Cdn$410,398).

For the three and six months ended September 30, 2009, the Company recorded an equity loss on its investment on Clancy as follows:

	Three months ended September 30, 2009	Nine months ended September 30, 2009
Balance, Beginning of period	$ 217,392	$ 765,747
Acquisition of ordinary shares	-	410,398
Equity loss of Clancy	(302,042)	(1,260,795)
Dilution gain	477,576	477,576
Balance, End of period	$ 392,926	$ 392,926

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

6. EQUITY INVESTMENT (continued)

The carrying value, accounted for using the equity basis, and market value of the Clancy shares held by the Company are as follows:

	As at September 30, 2009	As at December 31, 2008
Investment in Clancy Exploration Limited on an equity basis	$ 392,926	$ 765,747
Market value of Clancy shares	$ 4,719,813	$ 1,169,922

7. PROPERTY PLANT AND EQUIPMENT

Property plant and equipment are recorded at cost. In preparation for International Financial Reporting Standard, the company has sub-divided property plant and equipment into component parts which have different estimated useful lives. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Appliances	3 years
Camp structures	3 years
Computer software	2 years
Computer equipment	3.5 years
Field equipment	5 years
Leasehold improvements	Term of lease
Mobile equipment	2.5 years
Niton Analyzer	3.5 years
Office equipment and furniture	8 years

	September 30, 2009			December 31, 2008
	Cost	Accumulated depreciation	Net book value	Net book value

Appliances	$ 95,254	$ (12,570)	$ 82,684	$ 90,621
Camp structures	284,831	(37,587)	247,244	218,323
Computer software	16,962	(12,472)	4,490	-
Computer equipment	384,317	(325,512)	58,805	71,255
Field equipment	86,460	(15,722)	70,739	32,567
Leasehold improvements	79,342	(61,402)	17,939	3,365
Mobile equipment	150,006	(84,577)	65,430	17,702
Niton Analyzer	43,640	(13,154)	30,486	41,115
Office equipment	86,830	(32,105)	54,724	105,863
	$1,227,642	$ (595,101)	$ 632,541	$ 580,811

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

8. RELATED PARTY TRANSACTIONS

The following transactions are measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties.

(a) Note Payable

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million. The line of credit bore interest at an annual rate of 15%, payable at maturity. On March 27, 2009 and June 8, 2009, the Company drew $1,000,000 and $750,000, respectively, under the line of credit. The entire amount of note payable including accrued interest was repaid on August 5, 2009

(b) Accounts payable – related party

Included in accounts payable - related party at December 31, 2008 is an amount of $225,000 representing the severance payment due to an officer upon a change of control of the Company.

Accounts payable - related party at September 30, 2009 includes amounts payable to Equity Exploration Consultants Ltd. Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned by a director of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Accounts payable- related party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

 (c)Mineral property interests

One of the directors indirectly owns 11% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

9. RECLAMATION OBLIGATIONS

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements as Reclamation obligations.

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

10. SHARE CAPITAL

a) Common shares issued and outstanding

Number of authorized common shares is unlimited

	For the nine months ended September 30, 2009		For the year ended December 31, 2008
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	25,235,276	$ 50,048,042	4,486,560	$ 20,342,562
Issued upon equity financing	9,000,000	4,950,000	19,552,000	29,328,000
Issued for acquisition	22,365,258	12,412,717	-	-
Allocation to warrants issued in placement		(1,267,650)	-	-
Issued in satisfaction of interest	-	-	1,178,416	1,440,335
Issued upon exercise of options	11,111	5,000	18,300	102,675
Valuation of stock options exercised	-	3,562	-	70,191
Share issue costs	-	(578,968)	-	(1,235,721)
Balance, end of the period	56,611,645	$ 65,572,703	25,235,276	$ 50,048,042

All figures in the table have been adjusted for the 1:3 stock consolidation effective August 5, 2009

On September 16, 2009, the Company completed a brokered private placement consisting of 9,000,000 units at $0.55 for gross proceeds of $4,950,000. Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.80 per share until March 16, 2011. The terms of the warrants provide that if, during the term of any unexercised warrant commencing on January 17, 2010, the closing price of the common shares of the Company on any exchange is greater than $1.10 for a period of 20 consecutive trading days the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within 30 days, failing which the warrant will be deemed to have expired. The fair value assigned to the half-warrants was $1,267,650. Share issue costs, including the value attributed to brokers’ warrants, were $560,968, which is included in total share issue costs above.

The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions, volatility of 111%, risk-free rate of 0.845% and expected life of 1.5 years, which resulted in a price of $0.2817 per warrant.

b) Stock-based compensation

The Company’s Amended and Restated Stock Option Plan (the “Plan”) provides for the granting of stock options to directors, officers and employees of and consultants to the Company. The aggregate number of shares of the Company that may be granted pursuant to the Plan is limited to 10% of the issued and outstanding shares of the Company. Share options are granted for a term not to exceed five years at exercise prices based on closing price of the Company’s shares on the date of the grant and are non-transferable. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, the number of shares optioned to each individual (not to exceed 5% of issued and outstanding shares to any one individual) and the vesting period.

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

10. SHARE CAPITAL (continued)

During the nine months ended September 30, 2009, 1,833,333 stock options were granted at an exercise price of $0.45 expiring in 5 years. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions, volatility of 105%, risk-free rate of 1.95% and expected life of 5 years, which resulted in a price of $0.321 per stock option. During the nine months ended September 30, 2009, stock-based compensation expense of $278,330, relating to stock options which vested during the period has been included in the consolidated statements of operations.

	September 30 2009		December 31, 2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	134,808	$ 8.85	337,783	$ 7.47
Granted	1,833,333	0.45	3,600	7.50
Converted at acquisition	1,905,300	1.51	-	-
Exercised	(11,111)	0.45	(20,200)	6.90
Expired	-	-	(18,300)	5.40
Forfeit/Cancelled	(46,541)	7.91	(168,075)	6.66
Outstanding at end of period	3,815,789	$ 0.84	134,808	$ 8.85
Options exercisable at end of period	2,454,370	$ 1.29	125,318	$ 7.32

As at September 30, 2009, the weighted average remaining life for the exercisable options was 2.92 years while the weighted average remaining life for all options was 3.47 years.

c) Outstanding Warrants

Details of outstanding warrants are as follows:

	September 30 2009		December 31, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	-	$ -	-	$ -
Issued – broker’s warrants	540,000	0.80	-	-
Issued – share purchase warrants	4,500,000	0.80	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at end of period	5,040,000	$ 0.80	-	$ -

The fair value of the warrants is included in the financial statements as contributed surplus. When warrants are exercised the contributed surplus attributable to each warrant will be included in share capital. Warrants and stock options which expire without being exercised remain as contributed surplus.

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Market Risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these investments are thinly traded which could result in lower quoted market values. The Company monitors the market of these securities and sells appropriate portions of the portfolio when price and market conditions permit. When the value of individual marketable securities is determined to have suffered impairment due to investee circumstances or project developments, the resulting loss is reported in the statement of operations as a loss on marketable securities.

Foreign Currency Risk

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from transactions denominated in a foreign currency. The Company’s current foreign exchange risk for its Australian, Mexican and United States operations arises primarily with respect to the Canadian dollar. The Company manages this risk by maintaining bank accounts in each operating currency to pay expenses as they arise. Receipts in foreign currencies are maintained in those currencies.

The Company operates in several countries, which gives rise to a risk that its expenditures may be adversely impacted by fluctuations in foreign exchange. The Company does not undertake currency hedging activities. The Company does not attempt to hedge the net investment and equity of integrated foreign operations.

Interest Rate Risk

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date of one year or less. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the carrying or face value. The Company maintains term deposits with varying maturity dates to take advantage of changing interest rates and to ensure that sufficient funds are available when required. The Company no longer has any debt and changes in the interest rate would not have a significant effect on the statement of operations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. Accounts receivable consists mainly of accrued interest on cash and cash equivalents or recoveries of GST. The Company is not aware of any counterparty risk that could have an impact on the fair value of such receivables.

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Accounts payable and accruals are due within the current operating period. As at September 30, 2009, $3,937,621 was held in cash and cash equivalents.

The Company manages liquidity risk by having in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

Capital Risk Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties. The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate. The Company considers its capital to be shareholders’ equity.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may issue new shares or acquire or dispose of mineral property interests.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments with maturities of one year or less.  When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations.

The Company currently has sufficient working capital to meet its planned exploration operations and administrative expenses through the current fiscal year and for the following fiscal year. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

There were no changes in the Company’s approach to capital management during the three and nine months ended September 30, 2009 compared to the year ended December 31, 2008.  The Company is not subject to externally imposed capital requirements.

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

12. SEGMENT INFORMATION

The Company operates in one industry segment, mineral exploration, within four geographic areas: Canada, United States, Australia, and Mexico. All subsidiaries are operated as one entity with management in common located at the Company’s head office. There is an inactive subsidiary in Ireland.

The following table shows the assets attributable to each operating segment at the balance sheet dates:

September 30, 2009	Canada	United States	Australia	Mexico	Total
	(Restated – Note 2)				(Restated – Note 2)
Current Assets
Cash and cash equivalents	$ 3,653,400	$ 57,815	$ 312,937	$ 72,067	$ 4,125,106
Accounts receivable	218,846	5,364	315	12,968	237,542
Prepaid expenses	434,950	-	1,951	3,538	440,440
Marketable securities	268,311	-	-	-	268,311
	4,575,507	63,179	315,203	88,573	5,071,399

Mineral property interests	-	-	-	-	-
Equity investment	392,926	-	-	-	392,926
Property, plant and equipment	136,545	471,505	1,739	22,752	632,541
Other	-	-	-	4,810	4,810
Goodwill	-	-	-	-	-
Total Assets	$ 5,104,978	$ 534,684	$ 316,942	$ 116,135	$ 6,101,676

Total Assets at December 31, 2008	$ 1,871,533	$ 526,489	$ 112,588	$ 87,012	$ 1,871,533

Revenues are derived from option receipts and the management of exploration programs for joint venture partners and are allocated to the jurisdiction based on where the underlying agreement and services were delivered.

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Revenues
Canada	$ 68,140	$ -	$ 68,140	$ 219,548
Australia	-	18,147	-	119,337
Mexico	-	2,042	-	16,635
	$ 68,140	$ 20,189	$ 68,140	$ 355,520

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

13. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

      PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). The following discussion focuses on material differences between Canadian GAAP and US GAAP which affect presentation of financial Information for the Company. The following tables summarize the differences in the consolidated statements of operations and the consolidated balance sheets: :

Consolidated Balance Sheets

	September 30, 2009
	Canadian GAAP	Adjustments	U.S. GAAP
	(Restated – Note 2)
Mineral property interests	$ -	$ 985,292	$ 985,292
Equity investment (a)	392,926	274,750	667,676
Share capital (b)	65,572,703	2,895,516	68,468,219
Accumulated Deficit	(65,990,672)	(1,635,474)	(67,626,146)

	December 31, 2008
	Canadian GAAP	Adjustments	U.S. GAAP

Mineral property interests (a)	$ -	$ 652,596	$ 652,596
Share capital (b)	50,048,042	2,895,516	52,943,558
Deficit (a,b)	(50,929,779)	(2,242,920)	(53,172,639)

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

13. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

      PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Operations

	Three months ended September 30		Nine months ended September 30
	2009 (Restated – Note 2)	2008	2009 (Restated – Note 2)	2008
Net loss under Canadian GAAP	$ (12,226,123)	$ (5,949,260)	$ (15,060,953)	$ (11,182,541)
Net mineral property interest acquisition costs (a)	199,631	-	332,696	110,000
Equity loss in investment (a)	199,902	-	274,750	-
Future income tax recovery (b)	-	-	-	(1,063,300)
Deferred tax benefit (b)	-	-	-	52,293
	399,533	-	607,446	(901,007)

Net loss under U.S. GAAP	(11,826,590)	(5,949,260)	(14,453,507)	(12,083,548)
Basic and diluted loss per share under U.S. GAAP	$ (0.30)	$ (1.29)	$ (0.48)	$ (2.62)

Comprehensive loss under Canadian GAAP	(12,193,119)	(6,118,437)	(14,806,793)	(11,538,808)
Net adjustments to consolidated statements of operations per above	399,533	-	607,446	(901,007)
Comprehensive loss under U.S. GAAP	$ (11,793,586)	$ (6,118,437)	$ (14,199,347)	$ (12,439,815)

(a) Acquisition costs of mineral property interests

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. With the introduction of Emerging Issues Task Force (“EITF”) Abstract 04-2, effective April 30, 2004, now contained within ASC 930-805, mineral property acquisition costs are capitalized under U.S. GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off. This difference has also been reflected in the equity loss in investment, as Clancy also expenses the acquisition costs of mineral property interests.

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

13. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

      PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(b) Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has recorded the full amount of the proceeds received on issuance as share capital.  Upon renouncing the income tax deductions, share capital is reduced by the amount of the future income tax benefits recognized.

Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company’s shares on the date that the flow-through shares are sold.

(formerly Geoinformatics Exploration Inc.)

Management’s Discussion and Analysis

of Financial Results

For the Three and Nine Months

Ended September 30, 2009

Amended

Dated: November 15, 2009

Amended and Restated

KISKA METALS CORPORATION (formerly GEOINFORMATICS EXPLORATION INC.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.) (the “Company” or “Kiska”) was revised subsequent to year end to conform to the restated unaudited consolidated financial statements and related notes for the quarter ended September 30, 2009. Refer to Note 2 in the financial statements for details of the restatement.

The principal change is to recognize an impairment loss of $7,817,788 as at September 30, 2009 to reduce the carrying value of the properties acquired as part of the acquisition of Rimfire Minerals Corporation to their estimated fair values. This resulted in an increase in the net loss for the quarter ended September 30, 2009. Reclassifications have been made to the consolidated balance sheets as at September 30, 2009 and the consolidated statements of operations and cash flows for the three and nine months ended September 30, 2009. Other information, not affected by the restatement, has not been updated.

This MD&A of Kiska has been prepared based on information available to the Company as at November 15, 2009 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes as at and for the three and nine months ended September 30, 2009. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A and to consult Kiska’s audited consolidated financial statements for the year ended December 31, 2008 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The consolidated financial statements and MD&A are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘CDN GAAP’’).

Unless otherwise indicated, all funds in this document are in Canadian dollars.

About Kiska

Kiska is a mineral exploration company with a large portfolio of assets anchored by the Whistler Project, a multi-million ounce gold resource in Alaska. In addition to Alaska, the Company concentrates exploration efforts in British Columbia, Mexico and Australia. The Company strives for the highest technical expertise in exploration combining an innovative targeting approach developed by the Company since inception with more traditional exploration methods. One of the unique aspects of the Company’s approach is the use of probabilistic models to rank potential exploration drill targets. Kiska is listed on the TSX Venture Exchange, trading under the symbol KSK.

Over the past four years, the Company has evolved from that of a technology service company to that of a pure exploration company through its alliances with strategic partners within the mining and exploration industry. Over the past several years, the Company has acquired a large portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”).

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

Effective August 5, 2009, Kiska acquired all of the outstanding shares of Rimfire Minerals Corporation (“Rimfire”). Under the agreement, the Company completed a 3 for 1 share consolidation and name change to Kiska Metals Corporation then acquired all of the issued and outstanding shares of Rimfire at an agreed exchange ratio of 0.87 Kiska shares for each Rimfire share. The Transaction was completed by way of a statutory plan of arrangement following the approval of shareholders from both Kiska and Rimfire. The shareholder meetings were held on July 30, 2009 with shareholders of each company voting overwhelmingly to approve the Transaction. Rimfire management and staff have been integrated into the Company.

1.2

Overview

During the first half of 2009, the Company focused on corporate opportunities in order to secure future funding for the Company to ensure the advancement of its key projects.

Following the acquisition of Rimfire, Toronto office functions were moved to the combined Kiska-Rimfire office in Vancouver under the direction of the newly appointed management team. This will result in significant savings and efficiencies in future months.

Kiska’s technical staff has examined each project in the combined portfolio to determine the best way to derive value from the portfolio of exploration properties. Shareholder value will be optimized through strategic partnerships, option/joint ventures and property dispositions. The final decision on most of the projects depends on final data compilation from site visits and technical reviews.

During the quarter, the Company commenced an exploration program on the Whistler project located approximately 150 kilometres northwest of Anchorage. The exploration program will consist of 341 line kilometres of Induced Polarization (IP) geophysical surveys with 270 line kilometres being carried out in a three dimensional array. In conjunction with the geophysical surveys, surface geological mapping and sampling of the grid will be carried out. Additional strategic evaluation of several targets on the property will also be carried out to define drill targets. A helicopter supported drill program will be carried out in two phases at the end of the IP program and the following spring. This drill program will test a combination of geophysical targets defined by the IP survey and targets defined by the surface work program.

On September 16, 2009, the Company completed a brokered private placement consisting of 9,000,000 units at $0.55 for gross proceeds of $4,950,000. Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.80 per share until March 16, 2011. The terms of the warrants provide that if, during the term of any unexercised warrant commencing on January 17, 2010, the closing price of the common shares of the Company on any exchange is greater than $1.10 for a period of 20 consecutive trading days the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within 30 days, failing which the warrant will be deemed to have expired. The units issued under the offering are subject to a four-month hold period expiring on January 17, 2010.  The funds from this placement will be utilized to continue the exploration of the Whistler project and for general corporate purposes.

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

1.3

Selected Annual Performance

Not applicable

1.4

Results of Operations

Exploration Projects

Alaska

Whistler Project

On August 6, 2009 Kiska commenced a regional Induced Polarization (IP) geophysical survey totaling 341 line kilometres. The program involves geophysical crews from Aurora Geosciences (Alaska) Ltd. of Anchorage and SJ Geophysics of Vancouver and uses a combination of 2D and 3D IP techniques. The 2D portion of the IP survey was completed on September 24th 2009. The 3D portion of the survey was approximately 60% completed by the end of the quarter and is slated to be finished by the first week of December barring any weather complications. The survey will further refine targets in thin gravel-covered areas to prioritize targets for drilling.

A five hole diamond drill program totaling approximately 1500 metres was completed at Whistler during the quarter.  Targets include:

•

Lightning - outcropping quartz veins hosted by diorite porphyry located approximately 0.9 kilometers southwest of the Whistler Deposit.

•

Raintree West - follow-up on the 2008 discovery where the only hole to-date returned 160 metres averaging 0.59g/t gold, 6.02g/t silver, 0.10% copper including 24 meters averaging 1.37g/t gold, 6.32g/t silver and 0.13% copper located 1.5 kilometres east of the Whistler Deposit (previously announced by Geoinformatics Exploration Inc in press-release November 4, 2008).

•

Digger - a magnetic anomaly approximately 500 meters in diameter with no outcrop exposure and located approximately 3.5 kilometres southeast of the Whistler Deposit. Soil sampling results at Digger returned anomalous results comparable to soil sampling over the Whistler Deposit.

•

Island Mountain Breccia - a 150 meter diameter intrusive breccia body hosted by diorite porphyry located approximately 23.5 kilometers southwest of the Whistler Deposit. Preliminary results from the first hole included 0.68 g/t gold over 382.9 metres. The hole returned an upper interval, 150.0 metres in drilled length that averaged 0.72 g/t gold and a lower 106.9 metre intersection from 280.0 metres to the end of the hole that averaged 1.22 g/t gold. Copper results are pending and will be announced when received. Island Mountain represents a porphyry target distinct from the Whistler deposit (see News release dated November 2, 2009 for full details)

•

Island Mountain Cirque - an extensive outcrop of gossanous monzonite porphyry located approximately 22 kilometers southwest of the Whistler Deposit.

A further 15 holes are planned to test regional targets as part of a spring 2010 program and will be targeted on the basis of the current Induced Polarization geophysical survey as well as geological mapping, geochemistry and previously collected airborne magnetic data.  Including this quarter’s drilling, a total of 7,000 metres in at least 20 drill holes is planned for completion by mid-2010.

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

The IP and drill program constitute the entire work program required for Kennecott Exploration to make a decision regarding its back-in rights on the project. If Kennecott exercises its back-in rights it must refund two times the aggregate of Kiska’s exploration expenditures on the property and fund Whistler exploration through a positive pre-feasibility study to achieve a 51% interest. Kennecott can elect to fund the project through to a positive development decision to earn a 60% interest.

The SRK technical report and NI 43-101 resource estimate statements on the Whistler Project are available on SEDAR at www.sedar.com under the Kiska Metals Corporation filing profile. The Qualified Person for this project is Mark Baknes, P.Geo, Vice President Exploration for the Company.

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks, hosted in a similar age of rocks to those which host the Pogo Gold Mine in east-central Alaska approximately 60 kilometres away. The Pogo Mine was discovered in the mid 1990’s and hosts over 5 million ounces of gold. The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

On November 2, the Company signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement Millrock will make cash payments totaling US$200,000 over four years with US$40,000 being paid upon TSX approval. In addition, Millrock will issue 1,000,000 shares to Kiska over fours years and has made a commitment to spend US$2,700,000 on exploration over four years. There is an underlying 2% NSR payable to International Royalty Corporation

Goodpaster Properties

The Goodpaster Properties, located 65 kilometres northeast of Delta Junction, Alaska consist of four claim groups totaling 183,920 acres (74,430 hectares). Rubicon Minerals Corporation (“Rubicon”) has an option agreement to explore the properties. Rubicon will fund a total of USD$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties. Upon vesting, they may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

The ER-Ogo-Fire and portions of the Eagle-Hawk claim groups are subject to a 2% NSR in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. Portions of the California-Surf are subject to a 1.75% NSR in favour of Capstone Mining Corp. Bou-Swede is wholly owned by Rimfire Alaska, Ltd., a wholly-owned subsidiary of the Company.

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

As operator Rubicon completed a US $750,000 program in 2008 that included property-wide reconnaissance exploration including geological mapping, prospecting and soil sampling with limited drilling on the ER-Ogo-Fire property. Drilling targeted new mineralization found approximately 300 metres northwest of an area drilled in 2003 and 2004 by then-partner AngloGold Ashanti. Three holes, totaling 300 metres, were completed to test this mineralization. Rubicon has not conducted an exploration program for these properties in 2009.

Australia

Lachlan Fold Belt Properties

The Company holds two exploration licences covering 27,513 hectares in the Lachlan Fold Belt, New South Wales, Australia. The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Effective December 12, 2008, the Corporation signed a Farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet can earn a 60% interest by funding at least A$5 million in exploration on the property over four years, including A$400,000 in the first year. Inmet will make staged cash payments totalling A$250,000 over the earn-in period.

In the first quarter of 2009, the Company completed a soil sampling survey and diamond drilling program on the Barmedman exploration licence, targeting IP anomalies and Mobile Metal Ion (MMI) geochemical anomalies identified during the 2008 exploration program. This program, operated by the Company, had a total budget of A$400,000 and was funded 100% by Inmet. The program consisted of eight line-kilometres of partial leach soil geochemistry over the IP anomaly. Partial leach geochemistry is a specialized geochemical method utilized to detect buried mineralization under transported cover. The diamond drilling program consisted of five diamond drill holes for a total of 1508 metres. Drilling targeted coincident IP and partial leach geochemical anomalies.

Partial leach geochemical soil surveys will start in mid-November to investigate the entire 388 km2 property. Inmet will fund this program followed by a possible drill program, slated for the spring of 2010, depending on the results of the soil survey.

Victoria Goldfields Properties

Effective July 28th 2008, the Company entered into a new exploration partnership with Northgate Minerals Corporation, which granted the Company an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia. The Company will be exploring three licences, Murtoa, Ararat South and Dundonnell, totaling 120 km of the corridor length, representing all ground outside of a 50 km buffer around the Stawell Gold Mine. In addition to greenfields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource.

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

The Stawell Corridor is a 240 km long belt bound by the Congee and Moyston faults and cored by Northgate's five million ounce Stawell Gold Mine (20 Mt at 8 g/t gold). Mineralization consists of gold-bearing quartz veins in iron-rich sediments associated with basalt centres. This deposit has been studied extensively, resulting in the identification of large-scale characteristics that can be used in the exploration for similar deposits elsewhere in the district. Geophysical techniques such as gravity and magnetics surveys have proven effective in targeting basalt centres associated with mineralization. These techniques will be important in evaluating the rest of the Stawell Corridor and refining targets for drilling.

British Columbia and Yukon Projects

The Company controls an extensive property portfolio in British Columbia and the Yukon. Projects include:

•

Boulevard Property, consisting of 238 claims, is located approximately 135 kilometres south of Dawson City, Yukon. Silver Quest Resources Ltd. (“Silver Quest”) can acquire a 100% interest in the property by making staged cash payments totaling $200,000, issuing an aggregate of 1,000,000 shares and completing exploration expenditures of $3,000,000 over a five year period. Rimfire and Northgate retain a 2% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buyback 0.5% of the NSR for $750,000.

•

Gillis Property, covering 6,182 hectares, is located in the Nicola Mining Division of British Columbia, approximately 30 kilometres south of Merritt. The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration and making cash payments totalling $165,000 by the third anniversary. The vendor will also be paid 2.5% of annual exploration expenditures until a positive decision to mine. Upon a public announcement by the Company of a NI 43-101 compliant gold resource of at least 500,000 oz, the Company will issue 250,000 shares to the vendors.

•

Grizzly Property, covering 2,652 hectares, is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million.

•

Kliyul Property, covering 3,656 hectares, is located in the Omineca Mining Division of British Columbia, approximately 115 kilometres north of Takla Landing. The Company has a 30% interest in the Kliyul property in a joint venture with Kennecott holding 45% and Daylight Energy Ltd. holding the remaining 25%.

•

Poker Creek Property, covering 2,516 hectares, is located in the Liard Mining Division of British Columbia, approximately 220 kilometres north-northwest of Stewart. The Company owns 100% of these claims.

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

•

RDN Property, covering approximately 8,576 hectares, is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned to Northgate Minerals Corporation, subject to an underlying NSR. On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

•

Redton Project is located in the Quesnel Trough in northern British Columbia. The project adjoins and is within 1,500 metres of the recent Kwanika discovery made by Serengeti Resources Inc. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest.

•

Quesnel Trough Project, covering 34,570 hectares, is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Xstrata Canada Corporation signed an option agreement to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest. Xstrata completed MMI soil geochemical surveys on the properties in 2009. Follow up work is expected to be undertaken in 2010

•

Thorn property, covering 14,689 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. The Company owns 100% of this property subject to payments to Cangold Limited in the event a third party partner becomes involved and an underlying NSR. The Company engaged Mira Geosciences Ltd. to complete 3-D modeling of the airborne geophysical data and ground Induced Polarization data to generate targets similar to the geophysical signature of known mineralization on the property.

•

Tide Property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project. American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at the Company’s election, to a 70% interest by providing 100% of the initial project development financing. American Creek is operator and did not conduct exploration on the property in 2009.

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

•

Wernecke Breccia Project, consisting of 1926 claims, is situated in the Wernecke Mountains approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. During 2007, the field program focused on a series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and stand alone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some were historical targets that remain open for expansion. Fronteer, who owns 80% of the project, and the Corporation will be seeking joint venture partners to continue exploration of the property.

•

Williams Property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company owns 100% of the property subject to underlying royalties and is actively seeking a joint venture partner for the Williams Property.

Mexico

The company holds an interest in eighteen projects in Sonora, Durango and Sinaloa States in Mexico. Twelve projects are held in a 60/40 Joint Venture with Azure Minerals Limited (60%).  All projects are subject to certain back in rights held by Minera Kennecott with the exception of La Noria in Sinaloa State where Minera Kennecott has relinquished its back in rights and now holds a 2% Net Smelter Royalty.

The majority of the projects have been targeted for their porphyry copper – gold – molybdenum potential, while some projects show potential for epithermal gold – silver – base metal mineralization.  The projects span a range from grassroots to exploration drilling levels of advancement.

The Company will be conducting property examinations on all of its Mexican projects starting in mid October to assess the potential for development and to determine the next steps in deriving value from each project in the future.

Nevada and New Mexico Properties

The Company controls three projects which include:

•

Colorback Property, consisting of 202 claims, located in Lander County, Nevada approximately 100 kilometers southwest of Elko.

•

Hilltop Property, consisting of 82 claims, located in Lander County, Nevada approximately 100 kilometers southwest of Elko.

•

San Juan Property, consisting of 51 claims and 5 state mining leases, located in Socorro County, New Mexico approximately 45 kilometers southwest of San Antonio. The San Juan claims contain copper-gold-silver targets that are untested by drilling.

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

Expenditures for the nine months ending September 30, 2009 are summarized in the following table: (all amounts in Canadian dollars)

	Alaska	Australia (restated)	BC & Yukon (restated)	Mexico	Nevada & New Mexico	Total (restated)
Acquisition costs	$ 53,078	$ 37,450	$ 218,678	$ 23,213	$ 277	332,696

Exploration costs
Aircraft and helicopter	1,179,608	-	5,397	-	-	1,185,005
Camp and support	97,080	321	5,116	9,832	446	112,795
Chemical analysis	314	134	4,225	-	511	5,184
Data management and maps	69	9	479	952	-	1,509
Drilling & trenching	136,707	-	-	-	-	136,707
Geological and engineering	399,647	2,026	51,717	11,937	8,965	474,292
Geophysical surveying	789,281	-	10,402	-	-	799,683
Materials and supplies	150,865	-	12	4,100	1,668	156,645
Project management	8,148	-	-	-	-	8,148
Reclamation expense	-	-	720	-	(950)	(230)
Recording and filing	12,764	-	75,321	110,087	41,035	239,207
Travel	39,180	-	887	-	12	40,079
	2,813,663	2,490	154,276	136,908	51,687	3,159,024

Exploration tax credits	-	-	(8,007)	-	-	(8,007)
Joint venture payments	-	-	-	-	-	-
Reclamation obligation	263,245	-	-	-	-	263,245
	3,076,908	2,490	146,269	136,908	51,687	3,414,262

Total Acquisition & Exploration Costs	3,129,986	39,940	364,947	160,121	51,964	3,746,958
Option proceeds	-	-	(23,080)	-	-	(23,080)
Net Expenditures	$3,129,986	$ 39,940	$ 341,867	$ 160,121	$ 51,964	3,723,878

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

Financial Results

For the nine months ended September 30, 2009, Kiska incurred a net loss of $15,060,953 ($0.50 per share) compared with a net loss of $11,182,541 ($2.43 per share) for the nine months ended September 30, 2008. The loss was mitigated by the adoption of a care and maintenance budget plan during the first half of 2009. This was offset by a significant increase in exploration expenditures during the third quarter of 2009 and the impairment loss recognized for the mineral property interests acquired from Rimfire Minerals Corporation in the corporate acquisition which closed August 5, 2009.The per share loss in 2008 has been adjusted for the 3 for 1 share consolidation undertaken as part of the corporate acquisition.

For the three months ended September 30, 2009, the Company incurred a net loss of $12,226,123 ($0.31 per share) compared with a net loss of $5,949,260 (or $1.29 per share) for the three months ended September 30, 2008. There was a significant increase in exploration expenditures during the third quarter of 2009 as exploration programs commenced on the Whistler project. Transaction costs associated with the corporate acquisition also increased expenditures during the second part of the quarter. During the same quarter of 2008, the Company was completing drill programs on both the Whistler and Redton properties.

Revenue increased during the third quarter with the signing of an option agreement on the Boulevard property and production of a targeting database for another partner. There were no joint venture management fees during the quarter. Some interest income was reported in the third quarter as the Company’s treasury was increased with the acquisition and private placement.

The most significant item comprising general and administrative expenses was accounting and legal expenses associated with the corporate acquisition of Rimfire. This trend is not expected to continue beyond the third quarter. A significant administrative expense continues to be salary and support services. Allocation of project geologist’s time to exploration has resulted in lower reported salary expense for administrative tasks. Financing expense dropped as the note payable was repaid as part of the acquisition agreement. Marketing has substantially increased during the quarter. The Company attended several new conferences in order to raise the profile of the Company with new investors and has made efforts to increase the information flow to existing investors. These efforts also resulted in a small increase in travel costs.

1.5

Summary of Quarterly Results

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q3 2009 (Restated)	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007
Revenues	$ 68	$ -	$ -	$ 542	$ 20	$ 249	$ 86	$ 246
Loss from operations	(12,353)	(817)	(728)	(1,645)	(3,954)	(1,717)	(2,734)	(4,524)
Net loss	(12,226)	(1,618)	(1,221)	(5,132)	(5,949)	(2,718)	(2,377)	(7,305)
Loss per common share	$ (0.31)	$ (0.06)	$ (0.05)	$ (0.59)	$ (1.29)	$ (0.59)	$ (0.52)	$ (1.35)

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months.

1.6

Liquidity

The Company’s cash and cash equivalents balance at September 30, 2009 was $3,937,621 compared with $762,560 at December 31, 2008. The Company had working capital of $4,209,954 at September 30, 2009 compared with working capital of $652,131 at December 31, 2008. The increase in working capital is attributable to the acquisition of Rimfire Minerals and completion of a brokered private placement during the quarter.

For the three months ended September 30, 2009 and 2008, cash used in operating activities was $4,030,741 and $3,251,693, respectively. The increase is attributable to increased exploration combined with decreased selling, administrative and consulting services as the Company curtailed activities late in 2008 to preserve cash. For the nine months ended September 30, 2009 and 2008, cash used in operating activities was $5,405,249 and $6,794,193, respectively.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. The lease expires November 30, 2010. Lease commitments for the remainder of the current fiscal year total $31,852. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The Company had 56,611,645 issued and outstanding common shares as of Sept 30, 2009. On September 16, 2009, the Company completed a brokered private placement consisting of 9,000,000 units at $0.55 for gross proceeds of $4,950,000. Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.80 per share until March 16, 2011. The terms of the warrants provide that if, during the term of any unexercised warrant commencing on January 17, 2010, the closing price of the common shares of the Company on any exchange is greater than $1.10 for a period of 20 consecutive trading days the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within 30 days, failing which the warrant will be deemed to have expired. The units issued under the offering are subject to a four-month hold period expiring on January 17, 2010. The funds from this placement will be utilized to continue the exploration of the Whistler project and for general corporate purposes.

A cash commission of 6% of the total gross proceeds realized from the placement was payable in cash together with 540,000 agent’s warrants, equal to 6% of the number of units placed. Each agent’s warrant will entitle the holder to purchase one common share at a price of $0.80 per share until March 16, 2011

During the quarter, 11,111 options were exercised. 3,815,789 previously granted director and employee options exercisable before March 2014 remain outstanding. No options were granted during the quarter. If all remaining warrants and vested options were exercised, shares outstanding would equal 64,175,920 and the Company’s treasury would be increased by $7.75 million.

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

Contractual Obligations

Kiska has future obligations under various contracts relating to operating leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at September 30, 2009:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 19,940	$ 15,212	$ 4,728	$ -	$ -
Conditional exploration expenditures	783,904	783,904	-	-	-
Total contractual obligations	$ 803,844	$ 799,116	$ 4,728	$ -	$ -

1.8

Off-Balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

1.9

Transactions with Related Parties

(a)

Note Payable

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million. The line of credit bore interest at an annual rate of 15%, payable at maturity. On March 27, 2009 and June 8, 2009, the Company drew $1,000,000 and $750,000, respectively, under the line of credit. The entire amount of note payable including accrued interest was repaid on August 5, 2009.

(b)

Accounts payable – related party

Accounts payable - related party at September 30, 2009 includes amounts payable to Equity Exploration Consultants Ltd. Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned by a director of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Accounts payable - related party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

During the quarter ended September 30, 2009, the Company paid Equity $21,600 for management services. There were no other transactions with Equity during the quarter.

(c) Mineral property interests

One of the directors indirectly owns 11% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company adopted the method of accounting for unrecognized prior years tax loss carry forwards described in Emerging Issues Committee Abstract 172 (EIC-172), which was issued by the Canadian Institute of Chartered Accountants (“CICA”) in August 2008. EIC-172 requires the tax benefit from the recognition of previously unrecognized tax loss carry forwards, which arise from the recording of unrealized gains on available-for-sale financial assets in other comprehensive income, to be recognized in operations. The transition provisions for EIC-172 require the accounting policy be applied retrospectively, with restatement of prior periods. Accordingly, the Company has included future income tax recoveries on the statement of operations from previously unrecognized tax loss carry forwards associated with unrealized gains on available-for-sale financial assets.

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Intangible Assets. The new standard is applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets.  Section 3064 also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new Section will be applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The adoption of Section 3064 had no impact on the Company’s unaudited interim consolidated financial statements as at September 30, 2009.

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which replaces Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

The Emerging Issues Committee (“EIC”) of the CICA released EIC 173 in January 2009 which requires companies to take into account counterparty credit risk and an entity’s own credit risk in estimating the fair value of all financial assets and liabilities, including derivatives. The EIC is being issued in response to the diversity of practice in valuing financial instruments, especially derivatives. The adoption of EIC 173 had no impact on the Company’s unaudited interim consolidated financial statements as at September 30, 2009.

Future Accounting Changes: International Financial Reporting Standards

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company would prepare the first interim report under IFRS for the period ending March 31, 2011 with the first annual report for the period ending December 31, 2011.

During 2008, the Company prepared for transition from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS by completing a thorough review of published IFRS, a scoping study of current reporting in comparison to IFRS and identifying specific standards which will require adjustments in the Company’s reporting or recording practices.

The Company is conducting a detailed assessment of the requirements of IFRS, with the intention of identifying differences, if any, in accounting policies, selecting the policies which are appropriate for the Company, identifying the appropriate disclosure in financial statements prepared under IFRS and developing an implementation plan to complete the transition to IFRS by January 1, 2011.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

1.15

Other Requirements

Risks Factors and Uncertainties

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Kiska’s sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Kiska’s business may be adversely affected by the inability of Kiska or those companies with which Kiska forms exploration alliances, to bring projects into commercial production.

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Kiska, including international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of such companies to participate in joint ventures with Kiska and the level of their financial commitment. Similarly, the ability of Kiska to monetize assets may also be affected by fluctuations in commodity prices.

KISKA METALS CORPORATION

Amended and Restated

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2009

Competition

Other exploration and geo-science technology companies, including those with greater financial resources than Kiska, could adopt or may have adopted the business strategies of Kiska and thereby compete directly with Kiska, or may seek to acquire and develop mineral claims in areas targeted by Kiska. While the risk of direct competition may be mitigated by Kiska’s experience and technological capabilities, there can be no assurance that competition will not increase or that Kiska will be able to compete successfully.

Conflicts of Interest

Certain directors and officers of Kiska also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Kiska, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Kiska for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Kiska’s policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (Yukon), the directors and officers of Kiska are required to act honestly, in good faith with a view to the best interests of Kiska.

Other Information

The Company files technical reports on all material properties, press releases and material change reports on SEDAR at www.sedar.com. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the company can be accessed at the company’s website (www.kiskametals.com)

Forward-Looking Statements

This document includes certain forward looking statements concerning the future performance of Kiska’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon. The Company assumes no obligation to revise or update these forward-looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: November 24, 2010	By: “Dorothy G. Miller”

Dorothy G, Miller, Chief Financial Officer